LATITUDE 360, INC.

6022 San Jose Blvd.

Jacksonville, FL 32217

February 18, 2015

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Attention: Pamela Long, Assistant Director

Re:	Latitude 360, Inc. Form PRE 14C Filed January 22, 2015 File No. 000-55259

Ladies and Gentlemen:

This letter is in response to the letter, dated February 2, 2015 (the “Comment Letter”), from Pamela Long, Assistant Director of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the preliminary information statement on Schedule 14C filed on January 22, 2015 by Latitude 360, Inc. (the “Company”).

Staff Comment

1.	Please identify the shareholders that have provided written consent and describe the shareholders’ respective relationships to Latitude 360, Inc. in materially complete detail. In addition, please describe the events that led to your receipt of the written consents and provide a detailed legal analysis of the basis on which you concluded that the process of obtaining the consents did not involve a solicitation within the meaning of Exchange Act Rule 14a-1(1).

Response:

The Company advises the Staff that the following shareholders, holding the number of shares of the Company’s common stock specified below, provided written consents:

1.	Structured Holdings II, LLC, 12,201,750 shares

Structured Holdings II, LLC is 100% owned by Brent W. Brown, the Company’s Chief Executive Officer and Chairman of the Board, and his spouse, as tenants by the entirety.

2. Jupiter III Holdings, LLC ,8,598,335 shares

Jupiter III Holdings, LLC is an entity in which Greg Garson and his spouse, as tenants by the entirety, are managing members and own a 99% ownership interest. The remaining 1% ownership interest in Jupiter is held by Mr. Garson’s adult son. Mr. Garson was appointed as the Company’s President and a member of the Board on June 3, 2014.

3. Jonathan Garza , 4,656,439 shares.

Brent Brown has personally known Jonathan Garza for approximately four years. They are good business acquaintances, having socialized with one another on multiple occasions, and Mr. Garza has acquired shares of the Company’s common stock on multiple occasions.

4. John Alexon, 4,818,198 shares (including shares held by a trust of which John Alexon is trustee)

John Alexon is a member of the Board of Directors of the Company.

5. Petr Rathousky, 4,165,450 shares

Brent Brown has personally known Petr Rathousky for approximately one year. They are good business acquaintances, have socialized with one another on multiple occasions, and Mr. Rathousky has acquired shares of the Company’s common stock on multiple occasions.

6. Carlene Gnazzo, 3,127,080 shares

Brent Brown has personally known Carlene Gnazzo for approximately two years. They are good business acquaintances, have socialized with one another on multiple occasions, and Ms. Gnazzo has acquired shares of the Company’s common stock on multiple occasions.

7. Machine Holdings,LLC, 2,801,844 shares

Machine Holdings, LLC is an entity owned and controlled by Kyle Brown. Kyle Brown is the brother of Brent Brown. Kyle Brown has acquired shares of the Company’s common stock on multiple occasions.

8. Steel City Trust, Inc., 2,318,804 shares

Steel City Trust, Inc. is an entity owned and controlled by Ronald Weaver Jr. Brent Brown has personally known Ronald Weaver Jr. for approximately 25 years. They are good business acquaintances, have socialized with one another on multiple occasions, and Mr. Weaver has acquired shares of the Company’s common stock on multiple occasions.

9. Michael Simon, 1,597,480 shares

Michael Simon is a member of the Board of Directors of the Company.

10. Gregory Nelson, 466,974 shares

Brent Brown has personally known Gregory Nelson for approximately six years. They are good business acquaintances, have socialized with one another on multiple occasions, and Mr. Nelson has acquired shares of the Company’s common stock on multiple occasions.

11. Pavel Rathousky, 959,910 shares

Brent Brown has personally known Pavel Rathousky for approximately four years. They are good business acquaintances, have socialized with one another on multiple occasions, and Mr. Rathousky has acquired shares of the Company’s common stock on multiple occasions.

12. Roy Williams, 867,008 shares

Brent Brown has personally known Roy Williams for approximately nine years. They are good business acquaintances, have socialized with one another on multiple occasions, and Mr. Williams has acquired shares of the Company’s common stock on multiple occasions.

13. John Maher, 3,284,908 shares

Brent Brown has personally known John Maher for approximately one year. They are good business acquaintances, have socialized with one another on multiple occasions, and Mr. Maher has acquired shares of the Company’s common stock on multiple occasions.

14. Aaron Riley, 1,321,678 shares

Brent Brown has personally known Aaron Riley for approximately eight years. They are good business acquaintances, have socialized with one another on multiple occasions, and Mr. Riley has acquired shares of the Company’s common stock on multiple occasions.

15. Joseph Hellmann , 3,219,701 shares

Brent Brown has personally known Joseph Hellman for approximately two years. They are good business acquaintances, have socialized with one another on multiple occasions, and Mr. Hellman has acquired shares of the Company’s common stock on multiple occasions.

16. Thomas and Stella Barr, 2,441,314 shares

Brent Brown has personally known Thomas and Stella Barr for approximately four years. They are good business acquaintances, have socialized with one another on multiple occasions, and Mr. and Mrs. Barr have acquired shares of the Company’s common stock on multiple occasions.

17. Cosmopolitan Investments, 3,589,177 shares

Cosmopolitan Investments is an entity owned and controlled by William Scroggins. Brent Brown has personally known William Scroggins for approximately two years. They are good business acquaintances, have socialized with one another on multiple occasions, and Mr. Scroggins (through Cosmopolitan Investments) has acquired shares of the Company’s common stock on multiple occasions.

18. Albert Losken, 3,145,169 shares

Brent Brown has personally known Albert Losken for approximately four years. They are good business acquaintances, have socialized with one another on multiple occasions, and Mr. Losken has acquired shares of the Company’s common stock on multiple occasions.

19. Nomad Investments and Consulting LLC 4,061,118 shares

Damon Brush, 31,132 shares

Nomad Investments and Consulting LLC is an entity owned and controlled Damon Brush. Brent Brown has personally known Damon Brush for approximately six years. They are good business acquaintances, have socialized with one another on multiple occasions, and Mr. Brush has acquired shares of the Company’s common stock on multiple occasions.

As detailed above, each of the consenting shareholders is either a member of the Company’s management or has a long-standing business and/or personal relationship with members of the Company’s management. Throughout the second half of 2014, these non-management shareholders have made repeated calls to management, discussing or inquiring about the steps the Company was contemplating to address issues related to the Company’s need for additional financing. These non-management shareholders also expressed their views, telephonically and/or in person, that the Company needed additional flexibility to be able to raise equity capital, and discussed the advisability of authorizing the Company to issue blank check preferred stock to provide the Company’s board of directors with additional flexibility. As a result of these many communications with the non-management shareholders and their expressed interest in authorizing blank check preferred stock, the board of directors determined to approve Amended and Restated Articles of Incorporation containing such a provision.

We do not believe that the personal communications between Brent Brown and other members of management and the non-management shareholders involved a solicitation as defined in Rule 14a-1. The Company believes that these communications fall within the purview of one or more of the exceptions to the definition of the term “Solicitation” set forth in clause 2 of paragraph (l) of Rule14a-1, namely : “(i) [t]he furnishing of a form of proxy to a security holder upon the unsolicited request of such security holder” or “ (iv) [a] communication by a security holder who does not otherwise engage in a proxy solicitation (other than a solicitation exempt under section 240.14a–2) stating how the security holder intends to vote and the reasons therefor, provided that the communication … (C) is made in response to unsolicited requests for additional information with respect to a prior communication by the security holder….”

Rather, these many back and forth communications involved collaborative discussions between members of management and a small group of involved non-affiliated shareholders for the purpose of exploring steps that would be in the best interests of the Company and all of the shareholders to further the Company’s publicly disclosed business plans.

None of the discussions with these non-affiliated shareholders (including any of the disclosure covered by this Information Statement) resulted in disclosure of any material non-public information. Management believes that the actions in obtaining the consents from these shareholders are proper and customary for the matters set forth in the Company’s Information Statement. Further, no commission or remuneration was paid in obtaining these consents. Management has historically communicated with these consenting, non-affiliated shareholders, among others, on a routine and regular basis discussing matters related to other business matters as well as matters related to the Company. For the foregoing reasons, we believe the process of obtaining the consents did not involve a solicitation within the meaning of Exchange Act Rule 14a-1(1).

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

/s/ Brent Brown

By: Brent Brown

Title: CEO